EXHIBIT 21.01

LIST OF SUBSIDIARIES OF MONARCH CASINO & RESORT, INC.

Subsidiary	Jurisdiction of Incorporation	Percentage Ownership

Golden Road Motor Inn, Inc., dba Atlantis Casino Resort	Nevada	100%

Golden Town, Inc.	Nevada	100%

High Desert Sunshine, Inc.	Nevada	100%

Golden North, Inc.	Nevada	100%

Monarch Growth Inc.	Nevada	100%